SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YRC WORLDWIDE INC.

(Name of Subject Company (Issuer))

YRC Worldwide Inc., as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

5.0% Contingent Convertible Senior Notes due 2023

5.0% Net Share Settled Contingent Convertible Senior Notes due 2023

3.375% Contingent Convertible Senior Notes due 2023

3.375% Net Share Settled Contingent Convertible Senior Notes due 2023

(Title of Class of Securities)

985509 AN 8

985577 AA3

985509 AQ 1

985577 AB 1

(CUSIP Number of Class of Securities)

Daniel J. Churay

YRC Worldwide Inc.

Executive Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles L. Strauss	Kirk A. Davenport
Fulbright & Jaworski L.L.P.	Latham & Watkins LLP
Fulbright Tower	885 Third Avenue
1301 McKinney, Suite 5100	New York, New York 10022
Houston, Texas 77010	(212) 906-1200
(713) 651-5151

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$100,000,000	$3,930

*	Calculated solely for purpose of determining the amount of the filing fee.
**	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by YRC Worldwide Inc., a Delaware corporation (the “Company”), and relates to the offer to purchase (“Tender Offer”) for cash, upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated November 25, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), the notes listed in the table on the front cover of the Offer to Purchase (collectively, the “Notes”) such that the aggregate purchase price, plus accrued and unpaid stated interest up to, but not including, the Payment Date (“Accrued Interest”), for such Notes shall not exceed $100,000,000 (the “Maximum Aggregate Purchase Amount”). The Notes include the Company’s outstanding 5.0% Contingent Convertible Senior Notes due 2023 (the “Old 5% Notes”), 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (“5% Net Share Settled Notes”), 3.375% Contingent Convertible Senior Notes due 2023 (the “Old 3.375% Notes”), and 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (“3.375% Net Share Settled Notes” and, together with the Old 5% Notes, the 5% Net Share Settled Notes and the Old 3.375% Notes, the “Convertible Notes”).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Tender Offer will expire at 12:00 midnight, New York City time, on December 23, 2008, unless the Tender Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase is incorporated by reference herein as set forth below.

Item 1.	Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer of the Convertible Notes is YRC Worldwide Inc., a Delaware corporation. The Company’s principal executive offices are located at 10990 Roe Avenue, Overland Park, Kansas 66211. The Company’s phone number is (913) 696-6100.

(b) Securities. The securities that are the subject of the Tender Offer include the Company’s outstanding 5.0% Contingent Convertible Senior Notes due 2023, 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023, 3.375% Contingent Convertible Senior Notes due 2023 and 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023. As of November 24, 2008, there were $850,000 aggregate principal amount of the Old 5% Notes outstanding, $235,987,000 aggregate principal amount of the 5% Net Share Settled Notes outstanding, $5,384,000 aggregate principal amount of the Old 3.375% Notes outstanding, and $144,616,000 aggregate principal amount of the 3.375% Net Share Settled Notes outstanding.

(c) Trading Market and Price. The information in the Offer to Purchase under the heading “Market and Trading Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Purchase under “Information Concerning the Company” is incorporated herein by reference. The Company is the filing person. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

William D. Zollars	Chairman of the Board of Directors, President and Chief Executive Officer

Timothy A. Wicks	Executive Vice President and Chief Financial Officer

Daniel J. Churay	Executive Vice President, General Counsel and Secretary

Michael J. Smid	President, YRC North American Transporation

James G. Kissinger	Executive Vice President – Human Resources

Paul F. Liljegren	Vice President, Controller and Chief Accounting Officer

Michael T. Byrnes	Director

Cassandra C. Carr	Director

Howard M. Dean	Director

Dennis E. Foster	Director

John C. McKelvey	Director

Phillip J. Meek	Director

Mark A. Schulz	Director

William L. Trubeck	Director

Carl W. Vogt	Director

The business address and telephone number for all of the above directors and executive officers are c/o YRC Worldwide Inc., 10990 Roe Avenue, Overland Park, Kansas 66211 and (913) 696-6100.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

Item 4.	Terms of the Transaction.

(a)(1) Material Terms—Tender Offers. The information set forth in the Offer to Purchase under the headings “Summary,” “The Tender Offer,” “Maximum Aggregate Purchase Price; Acceptance Priority Levels; Proration,” “Expiration Date; Extension; Amendment; Termination,” “Acceptance of Notes for Purchase; Payment for Notes,” “Procedures for Tendering Notes,” “Withdrawal of Tenders” and “Rights of Note Holders as a Result of the Tender Offer” is incorporated herein by reference.

(a)(2) Not applicable.

(b) Purchases. None of the Company’s officers, directors or affiliates hold any of the Notes and, therefore, no Notes will be purchased from any officer, director or affiliate of the Company in connection with the Tender Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve the Convertible Notes:

Indenture (including form of note) dated August 8, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.5 to the Company’s Registration Statement on Form S-4, filed on August 19, 2003, File No. 333-108081 and incorporated herein by reference). Descriptions of the material provisions of the foregoing indenture are incorporated herein by reference to “Description of Notes” on pages 19 through 30 of the Company’s Amendment No. 2 on Form S-3/A (File No. 333-109896) filed on March 5, 2004 and incorporated herein by reference.

Indenture (including form of note) dated December 31, 2004 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to the Company’s Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990 and incorporated herein by reference). Descriptions of the material provisions of the foregoing indenture are incorporated herein by reference to “Description of Notes” on pages 27 through 43 of the Company’s Amendment No. 3 on Form S-4/A (File No. 333-119990) filed on December 17, 2004 and incorporated herein by reference.

Indenture (including form of note) dated November 25, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to the Company’s Registration Statement on Form S-8, filed on December 23, 2003, File No. 333-111499 and incorporated herein by reference). Descriptions of the material provisions of the foregoing indenture are incorporated herein by reference to “Description of Notes” on pages 16 through 27 of the Company’s Amendment No. 1 on Form S-3/A (File No. 333-113021) filed on March 5, 2004 and incorporated herein by reference.

Indenture (including form of note) dated December 31, 2004 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.8 to the Company’s Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990 and incorporated herein by reference). Descriptions of the material provisions of the foregoing indenture are incorporated herein by reference to “Description of Notes” on pages 44 through 59 of the Company’s Amendment No. 3 on Form S-4/A (File No. 333-119990) filed on December 17, 2004 and incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Offer to Purchase under the heading “Purpose and Background of the Tender Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information in the Offer to Purchase under the heading “Purpose and Background of the Tender Offer” is incorporated herein by reference.

(c) Plans. Except for the Tender Offer and as set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Liquidity- Capital Transactions Subsequent to September 30, 2008”, the Company is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information in the Offer to Purchase under the heading “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed Funds. On October 23, 2008, the Company borrowed $250 million under its Credit Agreement dated as of August 17, 2007, among the Company, certain of its foreign subsidiaries and the lenders and agents party thereto, as amended by Amendment No.1 to the Credit Agreement dated April 18, 2008 (the “Credit Agreement”). The information in the Offer to Purchase under the heading “Source and Amount of Funds” is incorporated herein by reference.

The Credit Agreement is described under Item 1.01 in the Company’s Current Report on Form 8-K filed on August 22, 2007, which description is incorporated by reference herein. Such description is qualified by reference to the full text of the Credit Agreement, which was filed as Exhibit 10.1 to such previously filed Form 8-K. Amendment No.1 to the Credit Agreement is described under Item 1.01 in the Company’s Current Report on Form 8-K filed on April 21, 2008, which description is incorporated by reference herein. Such description is qualified by reference to the full text of the amendment, which was filed as Exhibit 10.1 to such previously filed Form 8-K.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company after making reasonable inquiry, none of the Convertible Notes are beneficially owned by directors, officers or affiliates of the Company or any directors or executive officers of affiliates of the Company.

(b) Securities Transactions. The information in the Offer to Purchase under the heading “Market and Trading Information – Recent Transactions” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information in the Offer to Purchase under the heading “Dealer Manager; Information Agent; Depositary” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	—Offer to Purchase, dated November 25, 2008.

(a)(1)(ii)	—Letter of Transmittal.

(a)(5)(i)	—Press Release, dated November 24, 2008 (filed as Exhibit 99.1 to Current Report on Form 8-K, filed on November 24, 2008, and incorporated herein by reference).

(a)(5)(ii)	—Press Release, dated November 25, 2008.

(b)(1)	—Credit Agreement, dated as of August 17, 2007, among the Company; the Canadian Borrowers and UK Borrowers party thereto; the Lenders party thereto; Bank of America, N.A. and SunTrust Bank, as Syndication Agents; U.S. Bank National Association, Wachovia Bank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch, as Documentation Agents; JP Morgan Chase Bank, National Association, Toronto Branch, as Canadian Agent; J.P. Morgan Europe Limited, as UK Agent; and JPMorgan Chase Bank, National Association, as Administrative Agent. (filed as Exhibit 10.1 to Current Report on Form 8-K, filed on August 22, 2007, and incorporated herein by reference).

(b)(2)	—Description of Credit Agreement (filed as Item 1.01 to Current Report on Form 8-K, filed on August 22, 2007, and incorporated herein by reference).

(b)(3)	—Amendment No. 1, dated as of April 18, 2008, to the Credit Agreement, dated as of August 17, 2007, among the Company, the Canadian Borrower, the UK Borrower, the financial institutions party thereto and JPMorgan Chase Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to Current Report on Form 8-K, filed on April 21, 2008, and incorporated herein by reference).

(b)(4)	—Description of Amendment No. 1 to the Credit Agreement (filed as Item 1.01 to Current Report on Form 8-K, filed on April 21, 2008, and incorporated herein by reference).

(d)(1)	—Indenture (including form of note) dated August 8, 2003 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 5.0% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.5 to Registration Statement on Form S-4, filed on August 19, 2003, File No. 333-108081, and incorporated herein by reference).

(d)(2)	—Description of Notes (filed as pages 19 through 30 of the Company’s Amendment No. 2 on Form S-3/A, File No. 333-109896, filed on March 5, 2004 and incorporated herein by reference).

(d)(3)	—Indenture (including form of note) dated December 31, 2004, among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990, and incorporated herein by reference).

(d)(4)	—Description of Notes (filed as pages 27 through 43 of the Company’s Amendment No. 3 on Form S-4/A, File No. 333-119990, filed on December 17, 2004 and incorporated herein by reference).

(d)(5)	—Indenture (including form of note) dated November 25, 2003 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 3.375% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to Registration Statement on Form S-8, filed on December 23, 2003, File No. 333-111499 and incorporated herein by reference).

(d)(6)	—Description of Notes (filed as pages 16 through 27 of the Company’s Amendment No. 1 on Form S-3/A, File No. 333-113021, filed on March 5, 2004 and incorporated herein by reference).

(d)(7)	—Indenture (including form of note) dated December 31, 2004 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990 and incorporated herein by reference).

(d)(8)	—Description of Notes (filed as pages 44 through 59 of the Company’s Amendment No. 3 on Form S-4/A, File No. 333-119990, filed on December 17, 2004 and incorporated herein by reference).

(g)	—Not applicable.

(h)	—Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

YRC Worldwide Inc.

By:	/s/ Christina E. Wise
Christina E. Wise Vice President and Treasurer
November 25, 2008

Index to Exhibits

Exhibit No.	Description
(a)(1)(i)	—Offer to Purchase, dated November 25, 2008.

(a)(1)(ii)	—Letter of Transmittal.

(a)(5)(i)	—Press Release, dated November 24, 2008 (filed as Exhibit 99.1 to Current Report on Form 8-K, filed on November 24, 2008, and incorporated herein by reference).

(a)(5)(ii)	—Press Release, dated November 25, 2008.

(b)(1)	—Credit Agreement, dated as of August 17, 2007, among the Company; the Canadian Borrowers and UK Borrowers party thereto; the Lenders party thereto; Bank of America, N.A. and SunTrust Bank, as Syndication Agents; U.S. Bank National Association, Wachovia Bank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch, as Documentation Agents; JP Morgan Chase Bank, National Association, Toronto Branch, as Canadian Agent; J.P. Morgan Europe Limited, as UK Agent; and JPMorgan Chase Bank, National Association, as Administrative Agent. (filed as Exhibit 10.1 to Current Report on Form 8-K, filed on August 22, 2007, and incorporated herein by reference).

(b)(2)	—Description of Credit Agreement (filed as Item 1.01 to Current Report on Form 8-K, filed on August 22, 2007, and incorporated herein by reference).

(b)(3)	—Amendment No. 1, dated as of April 18, 2008, to the Credit Agreement, dated as of August 17, 2007, among the Company, the Canadian Borrower, the UK Borrower, the financial institutions party thereto and JPMorgan Chase Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to Current Report on Form 8-K, filed on April 21, 2008, and incorporated herein by reference).

(b)(4)	—Description of Amendment No. 1 to the Credit Agreement (filed as Item 1.01 to Current Report on Form 8-K, filed on April 21, 2008, and incorporated herein by reference).

(d)(1)	—Indenture (including form of note) dated August 8, 2003 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 5.0% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.5 to Registration Statement on Form S-4, filed on August 19, 2003, File No. 333-108081, and incorporated herein by reference).

(d)(2)	—Description of Notes (filed as pages 19 through 30 of the Company’s Amendment No. 2 on Form S-3/A, File No. 333-109896, filed on March 5, 2004 and incorporated herein by reference).

(d)(3)	—Indenture (including form of note) dated December 31, 2004, among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990, and incorporated herein by reference).

(d)(4)	—Description of Notes (filed as pages 27 through 43 of the Company’s Amendment No. 3 on Form S-4/A, File No. 333-119990, filed on December 17, 2004 and incorporated herein by reference).

(d)(5)	—Indenture (including form of note) dated November 25, 2003 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 3.375% Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.7 to Registration Statement on Form S-8, filed on December 23, 2003, File No. 333-111499 and incorporated herein by reference).

(d)(6)	—Description of Notes (filed as pages 16 through 27 of the Company’s Amendment No. 1 on Form S-3/A, File No. 333-113021, filed on March 5, 2004 and incorporated herein by reference).

(d)(7)	—Indenture (including form of note) dated December 31, 2004 among Yellow Roadway Corporation, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to Yellow Roadway Corporation’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (filed as Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990 and incorporated herein by reference).

(d)(8)	—Description of Notes (filed as pages 44 through 59 of the Company’s Amendment No. 3 on Form S-4/A, File No. 333-119990, filed on December 17, 2004 and incorporated herein by reference).

(g)	—Not applicable.

(h)	—Not applicable.